SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2003

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1

                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                 Form 40-F    X

                Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No    X

PLACER DOME INC.

MATERIAL CHANGE REPORT

Form 27 - Securities Act (British Columbia)
Form 27 - Securities Act (Alberta)
Form 25 - Securities Act (Saskatchewan)
Form 27 - Securities Act (Ontario)
Securities Act (Quebec), section 73
Form 27 - Securities Act (Nova Scotia)
Form 26 - Securities Act (Newfoundland)

1.        Reporting Issuer

            Placer Dome Inc.
            P.O. Box 49330
            Bentall Postal Station
            1600 -1055 Dunsmuir Street
            Vancouver, British Columbia
            V7X 1P1

2.         Date of Material Change

            April 29, 2003

3.         Press Release

           A press release was issued by Placer Dome Inc. through the facilities of Canada NewsWire Limited (Canadian Disclosure Network), Vancouver and various other news dissemination facilities and publications on April 29, 2003.

4.         Summary of Material Change

            Placer Dome Inc. through its wholly owned subsidiary Placer Dome U.S. Inc., announced that the Cortez joint venture in Nevada (60%) had made a significant new oxidized gold discovery called Cortez Hills. The new resource is approximately 12 km southeast of the existing Pipeline/South Pipeline complex and 0.8 km north of the Pediment deposit.

5.         Full Description of Material Change

            (all figures in US$ unless otherwise stated)

            Placer Dome Inc., through its wholly owned subsidiary Placer Dome U.S. Inc., announced that the Cortez joint venture in Nevada (60%) has made a significant new oxidized gold discovery called Cortez Hills. The new resource is approximately 12 km southeast of the existing Pipeline/South Pipeline complex and 0.8 km north of the Pediment deposit.

             Although in proximity to Pediment, the Cortez Hills resource is a distinct and separate mineralized zone. Cortez estimates that the new discovery currently contains 2.1 million ounces of measured and indicated gold mineral resources and an additional inferred mineral resource of 0.9 million (100%)*. While sufficient information is not yet available to determine a specific development sequence, the resource’s robust nature suggests it will be a development priority. It may be possible to develop the resource concurrently with either the Pediment or Pipeline/South Pipeline deposits. Once the new discovery is better understood, a permitting Plan of Operations will be developed.

             The deposit currently has a strike length of more than 300 m and is approximately 150 m wide. The mineralized zone starts approximately 120 m below surface and continues to a depth of 460 m. The deposit remains open to the south, east, west and along strike to the northwest. Four drills are currently active in the area as the joint venture continues to expand the resource.

* Mineral Resource Estimate as at April 29, 2003 (100% basis)
	Tonnes	Grade	Cut-off	Contained Oz.
Measured	6.77 mt	3.15 g/t	0.14 g/t	686,504
Indicated	15.57 mt	2.85 g/t	0.14 g/t	1,431,504
Total	22.34 mt	2.95 g/t	0.14 g/t	2,118,008

Inferred	9.46 mt	3.05 g/t	0.14 g/t	931,516

Each of the mineral resource estimates above were prepared by or under the supervision of Britt Buhl, Technical Superintedent, Cortez Joint Venture, who is a qualified person as defined in NI 43-101. Consistent with Placer Dome’s normal mineral resource estimation practices, independent data verification has not been performed. Placer Dome is not aware of any environmental, permitting, legal, taxation, socio-political, marketing or other relevant issues which may materially affect this resource estimate. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

6.         Confidentiality

            This report is not being filed on a confidential basis.

7.        Omitted Information

           None.

8.        Senior Officers

           For further information:

           J. Donald Rose
            Executive Vice-President, Secretary and General Counsel
            Telephone: (604) 682-7082
            Facsimile: (604) 661-3703

9.         Statement of Senior Officer

           The foregoing accurately discloses the material change referred to herein.

            DATED at Vancouver, British Columbia this 7th day of May, 2003.

By: /s/ Geoffrey P. Gold
Geoffrey P. Gold
Vice-President, Assistant Secretary
and Associate General Counsel

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.
(Registrant)
By: /s/ Geoffrey P. Gold
Geoffrey P. Gold
Vice-President, Assistant Secretary
and Associate General Counsel

Date: May 7, 2003